UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS FIRST QUARTER OF 2018 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – April 27, 2018 – GRAVITY Co., Ltd. (NasdaqCM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the first quarter ended March 31, 2018, prepared in accordance with international Financial Reporting Standards as issued by the International Accounting Standards Board.

FIRST QUARTER 2018 HIGHLIGHTS

•

Total revenues were KRW 66,311 million (US$ 62,499 thousand), representing a 1.8% decrease from the fourth quarter ended December 31, 2017 (“QoQ”) and a 184.0% increase from the first quarter ended March 31, 2017 (“YoY”).

•	Operating profit was KRW 4,820 million (US$ 4,543 thousand), representing a 63.9% increase QoQ and a 46.1% increase YoY.
•	Profit before income tax expenses was KRW 5,117 million (US$ 4,823 thousand), representing a 76.8% increase QoQ and a 51.3% increase YoY.
•	Net profit attributable to parent company was KRW 3,549 million (US$ 3,345 thousand), representing a 27.5% decrease QoQ and a 63.5% increase YoY.

REVIEW OF FIRST QUARTER 2018 FINANCIAL RESULTS

Revenues

Subscription revenues for the first quarter of 2018 were KRW 8,896 million (US$ 8,385 thousand), representing a 16.1% increase QoQ from KRW 7,661 million and a 9.7% decrease YoY from KRW 9,855 million. The increase QoQ was mainly attributable to increased revenues from Ragnarok Online in Korea and Ragnarok Prequel in the Philippines. Ragnarok Prequel was launched in the Philippines on December 12, 2017. The decrease YoY was largely due to decreased revenues from Ragnarok Prequel and Ragnarok Online in Taiwan, which was partially offset by increased revenues from Ragnarok Online in Korea..

Royalty and license fee revenues for the first quarter of 2018 were KRW 4,619 million (US$ 4,353 thousand), representing a 2.4% decrease QoQ from KRW 4,731 million and a 3.2% increase YoY from KRW 4,475 million. The decrease QoQ was primarily due to a revenue recognition related to Ragnarok Online II in china based on a game development and publishing agreement in the fourth quarter 2017, which did not incur in the first quarter of 2018. This decrease was partially offset by increased revenue from Ragnarok Online in Japan. The increase YoY resulted mainly from increased revenues from Ragnarok Online in Japan, Philippines, Singapore, Malaysia.

Mobile game and application revenues were KRW 51,396 million (US$ 48,441 thousand) for the first quarter of 2018, representing a 2.3% decrease QoQ from KRW 52,592 million and a 537.4% increase YoY from KRW 8,063 million. The decrease QoQ resulted primarily from decreased revenues from global service of RO: Idle Poring, except for Japan and China; and Ragnarok M in Taiwan. Such decrease was partially offset by increased revenues from Ragnarok M, which was officially launched in Korea on March 14, 2018. The increase YoY was primarily due to revenues from Ragnarok M in Taiwan and Korea, which was launched on October 12, 2017 and on March 14, 2018, respectively.

Character merchandising and other revenues were KRW 1,400 million (US$ 1,320 thousand) for the first quarter of 2018, representing 44.8% decrease from KRW 2,537 million and a 46% increase YoY from KRW 959 million

Cost of Revenue

Cost of revenue was KRW 45,784 million (US$ 43,152 thousand) for the first quarter of 2018, representing a 11.1% decrease QoQ from KRW 51,521 million and a 234.8% increase YoY from KRW 13,675 million. The decrease QoQ was mainly due to decreased commission paid for mobile game services and outsourcing fees. The increase YoY was mostly from increased commission paid for game services related to Ragnarok M in Taiwan and Korea; and RO: Idle Poring in global markets except for China and Japan.

Operating Expenses

Operating expenses were KRW 15,707 million (US$ 14,804 thousand) for the first quarter of 2018, representing a 20.3% increase QoQ from KRW 13,059 million and a 146.3% increase YoY from KRW 6,378 million. The increase QoQ was mainly attributable to increased advertising expenses related to pre-launch marketing for Ragnarok M and RO: Idle Poring in Korea. The increase YoY was mostly resulted from increased advertising expenses for Ragnarok M and RO: Idle Poring in Korea; and research and development expenses.

Profit before income tax expenses

Profit before income tax expenses was KRW 5,117 million (US$ 4,823 thousand) for the first quarter of 2018 compared with profit before income tax expense of KRW 2,895 million for the fourth quarter of 2017 and profit before income tax expenses of KRW 3,382 million for the first quarter of 2017.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 3,549 million (US$ 3,345 thousand) for the first quarter of 2018 compared with net profit attributable to parent company of KRW 4,898 million for the fourth quarter of 2017 and a net profit attributable to parent company of KRW 2,170 million for the first quarter of 2017.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 57,397 million (US$ 54,097 thousand) as of March 31, 2018.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,060.99 to US$ 1.00, the noon buying rate in effect on March 30, 2018 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATE

Ragnarok Online IP-based Games

•	Ragnarok M, an MMORPG mobile game

Gravity launched Ragnarok M in Korea on March 14, 2018. Based on revenues, Ragnarok M ranked first in Apple’s App Store and third in Google Play Store in Korea, at its peak. Gravity plans to launch Ragnarok M in more markets during 2018.

•	RO: Idle Poring, a text RPG mobile game

The Company launched RO: Idle Poring in Korea on January 30, 2018.

•	Ragnarok R, a card RPG mobile game

The Company launched Ragnarok R in the United States and Canada on January 23, 2018.

•	Other Ragnarok Online IP-based games

A 3D MO Action RPG mobile game, Spear of Odin, is expected to be launched in South East Asia in 2018.

Ragnarok Online

The Company plans to launch new versions of Ragnarok Online in various markets during 2018. Ragnarok Online RE:START was launched in the United States and Canada on June 27, 2017; and in Taiwan on January 31, 2018. Ragnarok Zero was launched in Korea on December 29, 2017.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of first quarter in 2018 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 81 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, "forward-looking statements" within the meaning of the "safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe", "project," or "continue" or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the "SEC"), including our annual report for the fiscal year ended December 31, 2017 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Ji Hee Kim
IR Manager
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

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GRAVITY Co., Ltd.

Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-17		31-Mar-18
	KRW (audited)	US$ (unaudited)	KRW (unaudited)	US$ (unaudited)
Assets
Current assets:
Cash and cash equivalents	39,095	36,848	29,571	27,871
Short-term financial instruments	22,500	21,207	27,826	26,226
Accounts receivable, net	42,168	39,744	41,811	39,408
Other receivables, net	698	658	431	406
Prepaid expenses	3,027	2,853	2,532	2,386
Other current assets	1,383	1,303	2,577	2,430
Total current assets	108,871	102,613	104,748	98,727

Property and equipment, net	946	892	972	916
Intangible assets	1,036	976	947	893
Deferred tax assets	3,036	2,861	3,037	2,862
Other non-current financial assets	1,394	1,314	1,384	1,304
Other non-current assets	600	566	704	664
Total assets	115,883	109,222	111,792	105,366

Liabilities and Equity
Current liabilities:
Accounts payable	44,410	41,857	38,248	36,049
Deferred revenue	16,100	15,175	14,639	13,797
Withholdings	1,439	1,356	1,667	1,571
Accrued expense	1,037	977	970	914
Income tax payable	1,628	1,534	1,828	1,723
Other current liabilities	130	123	112	107
Total current liabilities	64,744	61,022	57,464	54,161
Long-term deferred revenue	6,581	6,203	5,997	5,652
Other non-current liabilities	560	528	549	517
Total liabilities	71,885	67,753	64,010	60,330
Share capital	3,474	3,274	3,474	3,274
Capital surplus	27,164	25,603	27,164	25,603
Other components of equity	(40)	(37)	220	208
Retained earnings (Accumulated deficit)	13,962	13,159	17,511	16,504
Equity attributable to owners of the Parent Company	44,560	41,999	48,369	45,589
Non-controlling interest	(562)	(530)	(587)	(553)
Total equity	43,998	41,469	47,782	45,036
Total liabilities and equity	115,883	109,222	111,792	105,366

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,060.99 to US$ 1.00, the noon buying rate in effect on March 30, 2018 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended
	31-Dec-17		31-Mar-17		31-Mar-18
	(KRW)	(US$)	(KRW)	(US$)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	7,661	7,221	9,855	9,288	8,896	8,385
Online games-royalties and license fees	4,731	4,459	4,475	4,218	4,619	4,353
Mobile games and applications	52,592	49,569	8,063	7,600	51,396	48,441
Character merchandising and other revenue	2,537	2,391	959	904	1,400	1,320
Total net revenue	67,521	63,640	23,352	22,010	66,311	62,499

Cost of revenue	51,521	48,558	13,675	12,889	45,784	43,152

Gross profit	16,000	15,082	9,677	9,121	20,527	19,347

Operating expenses:
Selling, general and administrative	10,964	10,334	5,528	5,210	13,827	13,032
Research and development	1,899	1,790	863	813	1,874	1,766
Others, net	196	185	(13)	(12)	6	6
Total operating expenses	13,059	12,309	6,378	6,011	15,707	14,804

Operating profit	2,941	2,773	3,299	3,110	4,820	4,543

Finance income(costs):
Finance income	758	714	535	504	590	556
Finance costs	(804)	(758)	(452)	(426)	(293)	(276)

Profit before income tax	2,895	2,729	3,382	3,188	5,117	4,823

Income tax expenses(profits)	(2,015)	(1,899)	1,228	1,158	1,593	1,501

Profit for the year	4,910	4,628	2,154	2,030	3,524	3,322
Profit (loss) attributable to:
Non-controlling interest	12	11	(16)	(15)	(25)	(23)
Owners of the parent company	4,898	4,617	2,170	2,045	3,549	3,345
Earnings per share - Basic and diluted	705	0.66	312	0.29	511	0.48
Weighted average number of shares outstanding - Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earnings per ADS(1) - Basic and diluted	1,410	1.32	624	0.58	1,022	0.96

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,060.99 to US$1.00, the noon buying rate in effect on March 30, 2018 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents two common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: April 27, 2018